Registration Statement No. 333-264388

Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated June 21, 2022 to the Prospectus Supplement and Prospectus, each dated May 26, 2022

US$35,600,000

Senior Medium-Term Notes, Series I

Floating Rate Notes Linked to the 2 Year U.S. Dollar SOFR ICE Swap Rate, due June 23, 2025

Issuer:	Bank of Montreal
Title of Notes:	CMS2 Floating Rate Notes Linked to the 2 Year U.S. Dollar SOFR ICE Swap Rate, due June 23, 2025
Trade Date:	June 21, 2022
Settlement Date (Original Issue Date):	June 23, 2022
Stated Maturity:	June 23, 2025
Principal Amount (in Specified Currency):	US$35,600,000; Minimum Denomination: US$1,000 and integral multiples of US$1,000 in excess of $1,000.
Original Public Offering Price (Issue Price):	100%
Interest Rate per Annum:	The Notes will bear interest at a per annum rate equal to the 2 Year U.S. Dollar SOFR ICE Swap Rate (as described below, the "Reference Rate"), plus the Spread, subject to the Interest Rate Floor. Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months.
The Reference Rate will be determined by the Calculation Agent as described below in the section “Specific Terms of the Notes."
Spread:	0.75%
Interest Rate Floor:	0% per annum
Interest Payment Periods:	Quarterly
Interest Payment Dates:	Interest is payable quarterly in arrears on March 23, June 23, September 23 and December 23 of each year, commencing September 23, 2022. See “Specific Terms of the Notes — Interest” below.
Payment at Maturity:	Subject to our credit risk, you will receive at maturity the principal amount and the final interest payment.
Calculation Agent:	BMO Capital Markets Corp.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, as described under “Description of Debt Securities We May Offer —Legal Ownership and Book-Entry Issuance” in the accompanying prospectus).
CUSIP No.:	06368GVM6
Optional Redemption Provision:	Not applicable.
No Conversion:	The Notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).
Estimated Initial Value:	On the date of this pricing supplement, the estimated initial value of the Notes was $990 per $1,000 in principal amount. However, as discussed in more detail in this pricing supplement, the actual value of the Notes at any time will reflect many factors and cannot be predicted with accuracy.

We urge you to read this pricing supplement together with the prospectus supplement and prospectus. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus supplement and prospectus dated May 26, 2022:
https://www.sec.gov/Archives/edgar/data/927971/000119312522160519/d269549d424b5.htm

Investing in the Notes involves risks, including those described in “Risk Factors” beginning on page P-2 of this document, page S-2 of the accompanying prospectus supplement and page 8 of the accompanying prospectus. In particular, please note that all payments on the Notes are subject to our credit risk.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

We will deliver the Notes through the facilities of The Depository Trust Company on June 23, 2022.

We may use this pricing supplement in the initial sale of Notes. In addition, BMO Capital Markets Corp. (“BMOCM”) or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The public offering price will include accrued interest from June 23, 2022, if settlement occurs after that date. BMOCM will purchase the Notes from us on the settlement date at a purchase price equal to 99.565% of the principal amount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the Notes in these accounts and/or for an eligible institutional investor may be as low $995.65 (99.565%) per $1,000 in principal amount of the Notes. See "Supplemental Plan of Distribution" in this pricing supplement.

BMO CAPITAL MARKETS

RISK FACTORS

Prior to making an investment in the Notes, investors should carefully consider the information set forth in the prospectus supplement and the prospectus under the caption "Risk Factors," together with the information in this section.

Risks Relating to the Terms and Structure of the Notes

Payments on the Notes Are Subject to Our Credit Risk.

Our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on each Interest Payment Date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Notes.

The Price You Pay on the Notes Will Reflect Fees and Hedging Costs.

While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original offering price of the Notes includes the commission received by BMOCM and other dealers and the cost of hedging our obligations under the Notes. As a result, the price, if any, at which BMOCM may be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

Additional Risks Relating to the Estimated Initial Value of the Notes

Our Initial Estimated Value of the Notes Will Be Lower Than the Price to Public.

Our initial estimated value of the Notes is only an estimate, and is based on a number of factors. The price to public of the Notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the Notes are included in the price to public, but are not included in the estimated value. These costs include the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the Notes and the estimated cost of hedging these obligations.

Our Initial Estimated Value Does Not Represent Any Future Value of the Notes, and May Also Differ from the Estimated Value of Any Other Party.

Our initial estimated value of the Notes as of the date of this pricing supplement was derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Reference Rate and interest rates. Different pricing models and assumptions could provide values for the Notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the trade date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the trade date, the value of the Notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the Notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your Notes in any secondary market at any time.

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The Terms of the Notes Are Not Determined by Reference to the Credit Spreads for Our Conventional Fixed-Rate Debt.

To determine the terms of the Notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the Notes are less favorable to you than if we had used a higher funding rate.

Additional Risks Relating to The Reference Rate

The Reference Rate and SOFR Have Limited Historical Information, and Future Performance Cannot Be Predicted Based on Historical Performance.

The publication of the U.S. Dollar SOFR ICE Swap Rate began in November 2021, and, therefore, has a limited history. ICE Benchmark Administration Limited (“IBA”) launched the U.S. Dollar SOFR ICE Swap Rate for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR. However, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and the U.S. Dollar LIBOR ICE Swap Rate will have no bearing on the performance of SOFR or the Reference Rate.

In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history. The future performance of the Reference Rate and SOFR cannot be predicted based on the limited historical performance. The levels of the Reference Rate and SOFR during the term of the Notes may have little or no relation to the historical data.

Any Failure of SOFR to Gain Market Acceptance Could Adversely Affect the Notes.

SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Notes and the price at which investors can sell the Notes in any secondary market.

In addition, if SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the Notes, the trading price of the Notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the Notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

The Administrator of SOFR May Make Changes That Could Adversely Affect the Level of SOFR or Discontinue SOFR, and Has No Obligation to Consider Your Interest in Doing So.

SOFR is a relatively new rate, and Federal Reserve Bank of New York (“FRBNY”) (or a successor), as administrator of SOFR, may make methodological or other changes that could change the level of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction in the Reference Rate, and may reduce the payments on the Notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice, and has no obligation to consider the interests of holders of the Notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. In that case, the method by which the Reference Rate is calculated will change, which could reduce the Reference Rate.

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The Reference Rate and the Manner in Which It Is Calculated May Change in the Future.

There can be no assurance that the method by which the Reference Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the amount of interest payable on the Notes.

The Reference Rate May Be Determined by the Calculation Agent in Its Sole Discretion or, if It Is Discontinued or Ceased to Be Published Permanently or Indefinitely, Replaced by a Successor or Substitute Rate.

If no relevant rate appears on the applicable Bloomberg Screen Page on a relevant day at approximately 11:00 a.m., New York City time, then the Calculation Agent will have the discretion to determine the Reference Rate for that day.

Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant day that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the applicable Reference Rate for that day a substitute or successor rate that it has determined to be a commercially reasonable replacement rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion to make adjustments to the definitions of business day and Interest Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR.

Any of the foregoing determinations or actions by the Calculation Agent could result in adverse consequences to the value of the Reference Rate used on the applicable Interest Determination Date, which could adversely affect the return on and the market value of the Notes.

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SPECIFIC TERMS OF THE NOTES

The Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series I, and therefore, this pricing supplement should be read together with the accompanying prospectus supplement and prospectus, each dated May 26, 2022. Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer — Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series I” (the “medium-term notes”) that we may issue from time to time under the senior indenture, dated January 25, 2010, as amended and supplemented to date, between Bank of Montreal and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to our medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe particular terms of the Notes in more detail below.

Interest

The Notes will bear interest at a floating rate per annum which equals the Reference Rate plus the Spread, subject to the Interest Rate Floor set forth above.

Interest will be payable quarterly in arrears on the Interest Payment Dates set forth above. Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months. Interest will be payable to holders of record on the 3rd business day before each Interest Payment Date. Interest will accrue from and including each Interest Payment Date to but excluding the next Interest Payment Date. In the event that an Interest Payment Date or the Stated Maturity falls on a day other than a business day, in New York, New York, principal and/or interest will be paid on the next succeeding business day in New York and no interest on such payment shall accrue for the period from and after such Interest Payment Date or Stated Maturity, as the case may be, to such next succeeding business day.

Determination of the Reference Rate

The Reference Rate is the 2-Year U.S. Dollar SOFR ICE Swap Rate, which is the rate for U.S. dollar swaps with a designated maturity of two years, referencing the Secured Overnight Financing Rate (“SOFR”), compounded in arrears for 12 months using standard market conventions.

The Calculation Agent will determine the Reference Rate based on the rate that appears on the Bloomberg Screen USISSO02 Page, at approximately 11:00 a.m., New York City time, on the applicable Interest Determination Date, provided that, if no such rate appears on the applicable Bloomberg Screen Page on that day at approximately 11:00 a.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps referencing SOFR, will determine the applicable Reference Rate for that day in its sole discretion.

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“Bloomberg Screen USISSO02 Page” means the display designated as Bloomberg screen “USISSO02”, or such other page as may replace that Bloomberg screen on that service or such other service or services as may be selected for the purpose of displaying rates for U.S. dollar swaps referencing SOFR by IBA or its successor or such other entity that assumes the responsibility of IBA or its successor in calculating rates for U.S. dollar swaps referencing SOFR if IBA or its successor ceases to do so.

Each Interest Determination Date will fall five U.S. Government Securities Business Days prior to the beginning of each interest period. A “U.S. Government Securities Business Day” is any day except for a Saturday, a Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Notwithstanding the provisions set forth in this section:

(i) if the Calculation Agent determines in its sole discretion on or prior to the relevant Interest Determination Date that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the applicable Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion to be a commercially reasonable replacement rate; and

(ii) if the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, to adjust the definitions of business day and Interest Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR, in a manner that it determines to be consistent with industry-accepted practices for that substitute or successor rate.

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THE REFERENCE RATE

A U.S. dollar SOFR ICE swap rate of a given maturity on any date of determination is the swap rate for a fixed-for-floating U.S. dollar SOFR-linked interest rate swap transaction with that maturity as published by the administrator of the USD SOFR ICE swap rate as of 11:00 a.m. (New York City time) on that date of determination. In a fixed-for-floating U.S. Dollar SOFR-linked interest rate swap transaction, one party pays a fixed rate (the “swap rate”) and the other pays a floating rate based on SOFR, compounded in arrears for 12 months using standard market conventions.

SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities.

According to information provided by the IBA (which we have not independently verified), each published USD SOFR ICE swap rate is calculated using eligible prices and volumes for specified interest rate derivative products, provided by trading venues in accordance with a “Waterfall” methodology. The first level of the Waterfall (“Level 1”) uses eligible, executable prices and volumes provided by regulated, electronic, trading venues. If these trading venues do not provide sufficient eligible input data to calculate a rate in accordance with Level 1 of the methodology, then the second level of the Waterfall (“Level 2”) uses eligible dealer to client prices and volumes displayed electronically by trading venues. If there is insufficient eligible input data to calculate a rate in accordance with Level 2 of the methodology, then the third level of the Waterfall (“Level 3”) uses movement interpolation, where possible for applicable tenors, to calculate the rate. Where it is not possible to calculate a rate at Level 1, Level 2 or Level 3 of the Waterfall, then the "insufficient data policy" applies for that rate, and the applicable U.S. dollar SOFR ICE swap rate may not be published for that date.

Historical Information

Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the levels of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

The graph below sets forth the historical performance of the Reference Rate from November 19, 2021 to June 21, 2022.

Source: Bloomberg L.P. We have not independently verified the information provided by Bloomberg L.P.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

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SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of material tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental Canadian Tax Considerations

For a discussion of the Canadian federal income tax considerations relating to an investment in the Notes, please see the section of the prospectus supplement, “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations.”

The accompanying prospectus notes that a Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of shares, unless the shares are “taxable Canadian property” to the Holder for purposes of the Tax Act and the Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Holder is resident.

Generally, the shares will not constitute taxable Canadian property to a Holder at a particular time provided that the shares are listed at that time on a designated stock exchange (which includes the Toronto Stock Exchange), unless at any particular time during the 60-month period that ends at that time (1) the Holder, persons with whom the Holder does not deal with at arm’s length, and partnerships in which the Holder or persons with whom the Holder does not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the Holder together with all such persons and partnerships, has owned 25% or more of the issued shares of any class or series of our capital stock and (2) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, shares could be deemed to be taxable Canadian property. Holders whose shares may constitute taxable Canadian property should consult their own tax advisors.

Supplemental U.S. Tax Considerations

In the opinion of our special U.S. tax counsel, Ashurst LLP, it would generally be reasonable to treat the Notes, and we expect to take the position that the Notes will be treated, as variable rate debt instruments providing for stated interest at a single qualified floating rate. Under this treatment, stated interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s method of tax accounting. Please see the discussion in the accompanying prospectus in the section entitled “United States Federal Income Taxation” and specifically under the section entitled “United States Federal Income Taxation—Tax Consequences to Holders of Our Debt Securities—Original Issue Discount—Variable Rate Debt Securities.”

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.

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Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act ("FATCA") imposes a 30% U.S. withholding tax on certain U.S.–source payments, including interest (and original issue discount), dividends, and other fixed or determinable annual or periodical gains, profits, and income (Withholdable Payments), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. In addition, the Notes may constitute a “financial account” for these purposes and, thus, may be subject to information reporting requirements pursuant to FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

The U.S. Treasury Department has proposed regulations that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the sale or disposition of financial instruments of a type which can produce U.S. source interest or dividends. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect.

If we (or the applicable withholding agent) determine withholding is appropriate with respect to the Notes, we will (or the applicable withholding agent may) withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Therefore, if such withholding applies, any payments on the Notes will be significantly less than what you would have otherwise received. Depending on your circumstances, these amounts withheld may be creditable or refundable to you. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

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EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”). Please see the section of the prospectus, “Employee Retirement Income Security Act.”

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SUPPLEMENTAL PLAN OF DISTRIBUTION

BMOCM will purchase the Notes from us on the settlement date at a price or at prices as specified on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the Notes, it will reoffer the Notes to other dealers who will sell them at those prices. Each such dealer, or further dealer engaged by a dealer to whom BMOCM reoffers the Notes, will purchase the Notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the Notes as a recommendation as to the suitability of an investment in the Notes.

BMOCM may, but is not obligated to, make a market in the Notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the Notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the Notes, the price, if any, at which we or our affiliates would be willing to buy the Notes from investors, and the value that BMOCM may also publish for the Notes through one or more financial information vendors and which could be indicated for the Notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the Notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of the hedging profit that we or our affiliates expect to realize over the term of the Notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Each of BMOCM and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the European Economic Area (“EEA”). For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive (EU) 2014/65 (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) No 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each of BMOCM and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the "FSMA") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "UK PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

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VALIDITY OF THE NOTES

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the senior indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes the Notes will have been validly executed, authenticated, issued and delivered, to the extent that validity of the Notes is a matter governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the senior indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the senior indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the senior indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the senior indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to certain assumptions about (i) the Trustees’ authorization, execution and delivery of the senior indenture, (ii) the genuineness of signatures and (iii) certain other matters, all as stated in the letter of such counsel dated May 26, 2022, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated May 26, 2022.

In the opinion of Ashurst LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will be executed, authenticated, issued and delivered, and the Notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the senior indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the senior indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated May 26, 2022, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated May 26, 2022.

P-12